Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2024 and September 30, 2023

Presented in Euros (Thousands)

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023
Revenue	3, 23	26,169	22,574	74,841	70,162
Cost of revenue	3	(12,167)	(10,718)	(36,558)	(32,260)
Gross Profit		14,002	11,856	38,283	37,902

Selling, general and administrative expenses	3	(14,829)	(13,047)	(40,918)	(38,035)
Gain (Loss) on remeasurement of derivative liability	3, 6	46	(82)	(94)	(261)
Gain on settlement of convertible debt	3, 6	104	231	169	435
Gain (Loss) on remeasurement of deferred consideration	3, 5, 11	271	(1,095)	(329)	(387)
Operating Loss		(406)	(2,137)	(2,889)	(346)

Net interest expense and other financing charges	3	(848)	(450)	(2,370)	(1,414)
Loss Before Income Taxes		(1,254)	(2,587)	(5,259)	(1,760)

Income taxes	24	1,089	(364)	790	(1,290)
Net Loss		(165)	(2,951)	(4,469)	(3,050)

Items to be reclassified to net loss:
Cumulative translation adjustment		(1,002)	(611)	(998)	(1,754)

Net Comprehensive Loss		(1,167)	(3,562)	(5,467)	(4,804)

Basic Loss Per Share		(0.01)	(0.13)	(0.19)	(0.14)
Diluted Loss Per Share		(0.01)	(0.13)	(0.19)	(0.14)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		25.0	23.3	24.0	22.3
Weighted average number of shares - diluted		25.0	23.3	24.0	22.3

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		September 30,	December 31,
	Note	2024	2023
Cash and cash equivalents	14	11,569	8,796
Trade and other receivables	15, 21	18,650	18,641
Prepaid expenses and other assets	16	2,743	1,655
Total Current Assets		32,962	29,092
Property and equipment		1,057	640
Right-of-use assets	12	2,781	3,233
Intangible assets	13	34,769	38,133
Goodwill	10	31,764	31,921
Other assets		314	348
Total Assets		103,647	103,367

Trade payables and other liabilities	17, 21	19,683	21,846
Income taxes payable	24	1,260	917
Lease obligations on right of use assets	18	722	709
Deferred consideration	5, 11	1,549	1,513
Derivative liability	6	—	471
Convertible debt	6	—	2,445
Loans payable	19	6,495	—
Total Current Liabilities		29,709	27,901
Deferred income tax liabilities	24	723	852
Lease obligations on right of use assets	18	2,193	2,568
Deferred consideration	5, 11	-	1,426
Other non-current liabilities		373	373
Total Liabilities		32,998	33,120

Share capital	7	131,706	120,015
Shares to be issued		-	3,491
Contributed surplus		17,556	19,887
Accumulated deficit		(80,532)	(76,063)
Accumulated other comprehensive income		1,919	2,917
Total Equity		70,649	70,247
Total Liabilities and Equity		103,647	103,367

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Independent Lead Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

							Accumulated
							other
		Share	Shares to	Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2023		109,902	6,982	38	20,745	(72,227)	4,094	69,534
Shares issued upon exercise of convertible debt	6	2,127	—	—	—	—	—	2,127
Shares issued as deferred consideration	4,5,11	4,595	(3,491)	—	—	—	—	1,104
Exercise of restricted share units	9	1,353	—	—	(1,353)	—	—	—
Exercise of deferred share units	9	217	—	—	(217)	—	—	—
Exercise of stock options	9	476	—	—	(212)	—	—	264
Share-based compensation	9	—	—	—	2,283	—	—	2,283
Net loss for the period		—	—	—	—	(3,050)	—	(3,050)
Other comprehensive loss		—	—	—	—	—	(1,754)	(1,754)
Balance as at September 30, 2023		118,670	3,491	38	21,246	(75,277)	2,340	70,508

Balance as at January 1, 2024		120,015	3,491	—	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	6	2,704	—	—	—	—	—	2,704
Shares issued as deferred consideration	4,5,11	5,630	(3,491)	—	—	—	—	2,139
Exercise of restricted share units	9	1,799	—	—	(1,799)	—	—	—
Exercise of deferred share units	9	1,041	—	—	(1,041)	—	—	—
Exercise of stock options	9	517	—	—	(201)	—	—	316
Share-based compensation	9	—	—	—	710	—	—	710
Net loss for the period		—	—	—	—	(4,469)	—	(4,469)
Other comprehensive loss		—	—	—	—	—	(998)	(998)
Balance as at September 30, 2024		131,706	—	—	17,556	(80,532)	1,919	70,649

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Nine Months Ended September 30,
	Note	2024	2023
Operating Activities
Net loss		(4,469)	(3,050)
Add:
Net interest expense and other financing charges	3	2,370	1,414
Depreciation and amortization	3	12,201	9,309
Share based compensation	3, 9	710	2,283
Loss on remeasurement of derivative liability	3, 6	94	261
Gain on settlement of convertible debt	3, 6	(169)	(435)
Loss on remeasurement of deferred consideration	3, 5, 11	329	387
Unrealized foreign exchange loss (gain)		40	(47)
Income tax expense (recovery)	24	(790)	1,290
		10,316	11,412
Change in working capital	22	(2,899)	(4,220)
Income tax paid		1,004	(998)
Cash Flows generated from Operating Activities		8,421	6,194

Investing Activities
Purchases of property and equipment		(677)	(259)
Additions of intangible assets	13	(8,183)	(6,358)
Cash Flows Used In Investing Activities		(8,860)	(6,617)

Financing Activities
Proceeds from exercise of stock options	9	316	264
Repayment of convertible debt	6	(1,377)	(2,329)
Repayment of lease liability	18	(512)	(240)
Proceeds from (repayment of) loans net of interest paid	19	6,332	(110)
Interest and financing fees	22	(703)	17
Cash Flows Generated from (Used In) Financing Activities		4,056	(2,398)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(844)	(590)
Change in Cash and Cash Equivalents		2,773	(3,411)
Cash and cash equivalents at beginning of period		8,796	11,287
Cash and Cash Equivalents at end of period		11,569	7,876

Certain comparative figures have been reclassified to conform with current period presentation.

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.  The Company acquired Oryx Gaming International LLC (“Oryx”) in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2023, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policies set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2023 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on November 14, 2024.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3    LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023
Revenue	23	26,169	22,574	74,841	70,162
Cost of revenue		(12,167)	(10,718)	(36,558)	(32,260)
Gross Profit		14,002	11,856	38,283	37,902

Salaries and subcontractors		(5,230)	(5,644)	(15,470)	(17,360)
Share based compensation	9	(106)	(999)	(710)	(2,283)
Total employee costs		(5,336)	(6,643)	(16,180)	(19,643)
Depreciation and amortization		(4,330)	(3,346)	(12,201)	(9,309)
IT and hosting		(1,359)	(987)	(3,619)	(3,024)
Professional fees		(1,559)	(777)	(3,952)	(2,063)
Corporate costs		(135)	(131)	(411)	(407)
Sales and marketing		(708)	(639)	(1,800)	(1,520)
Bad debt recovery (expense)	15	(539)	245	(642)	333
Travel and entertainment		(238)	(111)	(670)	(503)
Transaction and acquisition costs		(72)	32	(72)	-
Other operational costs		(553)	(690)	(1,371)	(1,899)
Selling, General and Administrative Expenses		(14,829)	(13,047)	(40,918)	(38,035)

Gain (Loss) on remeasurement of derivative liability	6	46	(82)	(94)	(261)
Gain on settlement of convertible debt	6	104	231	169	435
Gain (Loss) on remeasurement of deferred consideration	5, 11	271	(1,095)	(329)	(387)
Operating Loss		(406)	(2,137)	(2,889)	(346)

Accretion on liabilities	6, 11	(557)	(469)	(1,667)	(1,431)
Foreign exchange gain (loss)		51	74	7	205
Interest and financing fees		(342)	(55)	(710)	(188)
Net Interest Expense and Other Financing Charges		(848)	(450)	(2,370)	(1,414)
Loss Before Income Taxes		(1,254)	(2,587)	(5,259)	(1,760)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4    ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

In the nine months ended September 30, 2024, the Company issued 393,111 common shares of the Company as deferred consideration upon the third anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

In the year ended December 31, 2023, the Company issued 393,111 common shares of the Company as deferred consideration upon the second anniversary of the acquisition of Wild Streak. Subsequently a transfer of EUR 3,491 from shares to be issued to share capital was recorded in the consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5   ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin Games LLC (“Spin”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and share transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive EUR 4,003 (USD 4,288) worth of common shares of the Company over the next three years. The fair value of the deferred consideration was determined using a put option pricing model with volatility of between 71.4% and 80.9%, annual dividend rate of 0%, and time to maturity of 1-3 years.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,003
Total purchase price	16,055

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	266
Trade and other receivables	405
Prepaid expenses and other assets	105
Property and equipment	107
Right-of-use assets	177
Trade payables and other liabilities	(923)
Deferred revenue	(364)
Lease obligations on right of use assets - current	(88)
Loans payable	(773)
Lease obligations on right of use assets - noncurrent	(89)
Net assets acquired and liabilities assumed	(1,177)

Fair value of intangible assets:
Intellectual property	1,471
Customer relationships	8,131
Gaming licenses	164
Brand	462
Trademarks	70
Goodwill	6,934

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5	ACQUISITION OF SPIN GAMES LLC (CONTINUED)

In the three and nine months ended September 30, 2024, an accretion expense of EUR 64 and 369, respectively (three and nine months ended September 30, 2023: EUR 51 and EUR 309) relating to deferred consideration was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the three and nine months ended September 30, 2024, a gain on remeasurement of deferred consideration of EUR 271 and loss of 329, respectively (three and nine months ended September 30, 2023: loss of EUR 1,095 and loss of EUR 387) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the nine months ended September 30, 2024, the company settled the second tranche of deferred consideration in stock amounting to EUR 2,139 (nine months ended September 30, 2023: EUR 1,112).

As at September 30, 2024, the Company measured the present value of deferred consideration to be paid in common shares of EUR 1,549 recorded in current liabilities (December 31, 2023: EUR 1,513 in current liabilities and EUR 1,426 in non-current liabilities, respectively).

As at September 30, 2024, the fair value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (“DLOM”) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of 46.7% resulting in a DLOM of 8.70% for the third anniversary settlement of consideration.

As at December 31, 2023, the fair value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of between 55.3% and 64.5% resulting in a DLOM of 9.4% and 14.5% for the second and third anniversary settlement of consideration, respectively.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6   CONVERTIBLE DEBT

	Convertible debt	Derivative liability	Total
Balance as at December 31, 2022	6,648	1,320	7,968
Accretion expense	1,536	—	1,536
Loss on remeasurement of derivative liability	—	47	47
Gain on settlement of convertible debt	—	(595)	(595)
Shares issued upon exercise of convertible debt	(1,841)	(286)	(2,127)
Repayment of convertible debt	(3,693)	—	(3,693)
Effect of movement in exchange rates	(205)	(15)	(220)
Balance as at December 31, 2023	2,445	471	2,916

Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at September 30, 2024	-	-	-

On December 31, 2023, the aggregate fair value of the Conversion Options was calculated as EUR 471 (CAD 689). Key valuation inputs and assumptions used are stock closing price of CAD 6.780, 5-day VWAP of CAD 6.845, expected life of between 0.08 and 0.58 years, annual risk-free rate of between 5.1% and 5.59%.

For the three and nine months ended September 30, 2024, an accretion expense of EUR 493 and 1,298 was recognised in net interest expense and other financing charges (three and nine months ended September 30, 2023: EUR 443 and 1,122) in respect of the Host Debt component. For the three and nine months ended September 30, 2024, a gain of EUR 46 and loss of EUR 94 on remeasurement of derivative liability (three and nine months ended September 30, 2023: loss of EUR 82 and 261) was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2024, nil and 504,215 shares, respectively, were issued upon exercise of Convertible Debt representing EUR 2,233 (USD 2,500) of the total face value of EUR 8,932 (USD 10,000). The Company also elected to settle EUR 1,340 (USD 1,500) of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of EUR 1,377 (USD 1,545). During the nine months ended September 30, 2024, the convertible debt was settled in full.

During the three and nine months ended September 30, 2024 and until the debt was settled in full, immediately prior to any conversion the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between nil and 0.56 years, annual risk-free rate of between 5.17% and 5.54%.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

During the three and nine months ended September 30, 2023, nil and 617,357 shares, respectively, were issued upon exercise of Convertible Debt. The Company also elected to settle EUR 2,233 (USD 2,500) of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of EUR 2,329 (USD 2,575). Both of these transactions represented EUR 4,019 (USD 4,500) of the total face value of EUR 8,932 (USD 10,000) convertible debt.

During the three and nine months ended September 30, 2023 and immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 4.090 and 7.190, 5-day VWAP of between CAD 4.026 and 7.343, expected life of between nil to 1.58 years, annual risk-free rate of between 4.2% and 5.8%.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three and nine months ended September 30, 2024, EUR nil and EUR 2,314 was transferred from the host debt liability (three and nine months ended September 30, 2023: EUR nil and EUR 1,841) and EUR nil and EUR 390 from derivative liability (three and nine months ended September 30, 2023: EUR nil and EUR 286) to share capital for a total of EUR nil and EUR 2,704 respectively (three and nine months ended September 30, 2023:  EUR nil and EUR 2,127).

7    SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2023	Balance		21,107,968	109,902
January 10, 2023 to September 25, 2023	Issuance of share capital upon exercise of FSOs	9	68,000	476
April 6, 2023	Issuance of share capital upon exercise of DSUs	9	38,334	217
June 28, 2023 to August 23, 2023	Issuance of share capital upon exercise of RSUs	9	115,000	1,353
January 13, 2023 to May 4, 2023	Shares issued upon exercise of Convertible Debt	6	617,357	2,127
June 1, 2023	Shares issued upon settlement of deferred consideration for Spin acquisition	5	357,739	1,104
June 8, 2023	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	4	393,111	3,491
September 30, 2023	Balance		22,697,509	118,670

January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to June 5, 2024	Shares issued upon exercise of Convertible Debt	6	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition	5	369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition	4	393,111	3,491
April 1, 2024 to September 9, 2024	Issuance of share capital upon exercise of FSOs	9	120,807	517
May 1, 2024 to September 18, 2024	Issuance of share capital upon exercise of DSU	9	198,481	1,041
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSU	9	418,000	1,799
September 30, 2024	Balance		25,007,682	131,706

The Company’s common shares have no par value.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of	Broker
Number of Warrants		convertible debt	warrants

January 1, 2023	Balance	979,048	16,886
September 30, 2023	Balance	979,048	16,886

January 1, 2024	Balance	979,048	—
September 30, 2024	Balance	979,048	—

Each unit consists of the following characteristics:

	Warrants
	issued as part of	Broker
	convertible debt	warrants
Number of shares	1	1
Number of Warrants	—	0.5
Exercise price of unit (CAD)	9.28	7.00

Broker Warrants issued upon completion of Public Offering

The remaining broker warrants of 16,886 expired on November 18, 2023.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following table summarizes information about the OEIP.

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2023	274,900	738,000	2,118,395	8.23
Granted	24,000	187,500	108,477	7.54
Exercised	(38,334)	(115,000)	(68,000)	5.45
Forfeited / Cancelled	—	—	(135,867)	10.10
Balance as at September 30, 2023	260,566	810,500	2,023,005	8.15

Balance as at January 1, 2024	225,154	498,000	1,777,438	8.43
Granted	—	—	165,000	6.69
Exercised	(198,481)	(418,000)	(120,807)	3.80
Expired	—	—	(50,000)	5.00
Forfeited / Cancelled	(7)	—	(125,363)	6.81
Balance as at September 30, 2024	26,666	80,000	1,646,268	8.61

The following table summarizes information about the outstanding share options as at September 30, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	83,700	1	2.30	83,700	2.30
5.01 - 8.62	1,131,081	4	7.72	909,354	7.80
8.63 - 33.30	431,487	6	12.17	425,533	12.19
	1,646,268	4	8.61	1,418,587	8.80

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table summarizes information about the outstanding share options as at September 30, 2023:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	229,100	1	3.10	229,100	3.10
5.01 - 5.60	135,000	-	5.60	135,000	5.60
5.61 - 8.62	1,182,606	5	7.78	918,488	7.90
8.63 - 33.30	476,299	7	12.23	347,800	12.33
	2,023,005	5	8.15	1,630,388	7.98

Fixed Stock Options (“FSOs”)

During the three and nine months ended September 30, 2024, a share-based compensation charge of EUR 108 and EUR 257 (three months ended September 30, 2023: EUR 158 and EUR 576 respectively) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2024, the Company granted 120,000 share options with an exercise price of CAD 7.65 and a fair value of EUR 364 (three and nine months ended September 30, 2023: 83,477 and 108,477 share options with a weighted average exercise price of CAD 7.38 – CAD 8.08 and a fair value of EUR 1,038 and EUR 1,108, respectively.

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the nine months ended September 30, 2024 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.3
Risk-free interest rate (%)	4.3
Expected life of options (years)	5.0
Share price (CAD)	7.93
Forfeiture rate (%)	0.0

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the nine months ended September 30, 2023 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.3-64.5
Risk-free interest rate (%)	2.91-4.36
Expected life of options (years)	5.0
Share price (CAD)	7.55-7.56
Forfeiture rate (%)	0.0

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

During the three and nine months ended September 30, 2024, 12,125 and 120,807 common shares of the Company were issued upon exercise of fixed stock options (three and nine months ended September 30, 2023: 65,550 and 68,000 shares, respectively). Upon exercise of fixed stock options, for the three and nine months ended September 30, 2024, EUR 2 and EUR 201 (three and nine months ended September 30, 2023: EUR 212 and EUR 212) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three and nine months ended September 30, 2024, totaled EUR 22 and EUR 316 (three and nine months ended September 30, 2023: EUR 260 and EUR 264, respectively).

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and nine months ended September 30, 2024, a share-based compensation charge of EUR 1 and EUR 6 (three and nine months ended September 30, 2023: EUR 152 and EUR 266, respectively) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2024, 49,581 and 198,481 common shares were issued upon exercise of DSUs (three and nine months ended September 30, 2023: nil and 38,334, respectively). For the three and nine months ended September 30, 2024, upon exercise of DSUs, EUR 277 and EUR 1,041 (three and nine months ended September 30, 2023: nil and EUR 217, respectively) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units (“RSUs”)

During the three and nine months ended September 30, 2024, a share-based compensation charge of EUR nil and EUR 447 (three and nine months ended September 30, 2023: EUR 688 and EUR 1,441 respectively) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2024, nil were granted (three and nine months ended September 30, 2023: nil and 187,500 shares with a fair value of CAD 5.25 per unit determined as the share price at the date of grant).

During the three and nine months ended September 30, 2024, 418,000 common shares were issued upon exercise of RSUs (three and nine months ended September 30, 2023: 75,000 and 115,000 common shares, respectively). For the three and nine months ended September 30, 2024, upon exercise of RSUs, EUR 1,799 (three and nine months ended September 30, 2023: EUR 1,139 and EUR 1,353, respectively) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2023	31,662
Effect of Movement in exchange rates	259
As at December 31, 2023	31,921

Effect of movements in exchange rates	(157)
As at September 30, 2024	31,764

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2023 and concluded that there was no impairment.

11   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2023	3,297
Accretion expense	403
Shares issued as deferred consideration	(1,104)
Loss on remeasurement of deferred consideration	440
Effect of movement in exchange rates	(97)
Balance as at December 31, 2023	2,939

Accretion expense	369
Loss on remeasurement of deferred consideration	329
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	51
Balance as at September 30, 2024	1,549

As at September 30, 2024 EUR 1,549 is recorded as the short-term portion of deferred consideration (December 31, 2023: EUR 1,513) and EUR nil is recorded as the long-term portion (December 31, 2023: EUR 1,426).

In the three and nine months ended September 30, 2024, an accretion expense of EUR 64 and EUR 369 respectively, (three and nine months ended September 30, 2023: EUR 51 and EUR 309) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the three and nine months ended September 30, 2024, a gain of EUR 271 and loss of EUR 329 on remeasurement of deferred consideration (three and nine months ended September 30, 2023: loss on remeasurement of deferred consideration of EUR 1,095 and EUR 387 respectively) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12   RIGHT OF USE ASSETS

Right of use
Properties
Cost
Balance as at December 31, 2022	1,311
Additions	3,389
Modifications	(256)
Disposal	(74)
Effect of movement in exchange rates	65
Balance as at December 31, 2023	4,434
Additions	161
Modification	(7)
Effect of movement in exchange rates	(15)
Balance as at September 30, 2024	4,573

Accumulated Depreciation
Balance as at December 31, 2022	735
Depreciation	579
Disposal	(74)
Effect of movement in exchange rates	(39)
Balance as at December 31, 2023	1,201
Depreciation	602
Effect of movement in exchange rates	(10)
Balance as at September 30, 2024	1,793

Carrying Amount
Balance as at December 31, 2023	3,233
Balance as at September 30, 2024	2,781

In the three and nine months ended September 30, 2024, depreciation expense of EUR 229 and EUR 602 respectively was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2023: EUR 107 and EUR 273).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2022	17,722	12,881	25,473	2,177	309	58,562
Additions	649	8,742	—	—	—	9,391
Effect of movement in exchange rates	(275)	(28)	(715)	(29)	(10)	(1,057)
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	373	7,810	—	—	—	8,183
Effect of movement in exchange rates	(80)	(30)	(259)	(10)	(32)	(411)
Balance as at September 30, 2024	18,389	29,375	24,499	2,138	267	74,668

Accumulated Amortization
Balance as at December 31, 2022	6,111	5,568	4,350	779	49	16,857
Amortization	2,484	5,667	3,238	663	95	12,147
Effect of movement in exchange rates	(150)	35	(136)	(12)	22	(241)
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,001	6,397	2,421	496	28	11,343
Effect of movement in exchange rates	3	(105)	(124)	(13)	32	(207)
Balance as at September 30, 2024	10,449	17,562	9,749	1,913	226	39,899

Carrying Amount
Balance as at December 31, 2023	9,651	10,325	17,306	718	133	38,133
Balance as at September 30, 2024	7,940	11,813	14,750	225	41	34,769

In the three and nine months ended September 30, 2024, amortization expense of EUR 3,988 and EUR 11,343 respectively was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2023: EUR 3,151 and EUR 8,779).

14   CASH AND CASH EQUIVALENTS

As at September 30, 2024 and December 31, 2023, cash and cash equivalents consisted of cash held in banks.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	September 30,	December 31,
	2024	2023
Trade receivables	17,928	18,641
Sales tax	722	—
Trade and other receivables	18,650	18,641

The following is an aging of the Company’s trade receivables:

	As at	As at
	September 30,	December 31,
	2024	2023
Less than one month	15,972	17,711
Between two and three months	1,673	1,275
Greater than three months	2,984	1,714
	20,629	20,700
Provision for expected credit losses	(2,701)	(2,059)
Trade receivables	17,928	18,641

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2022	2,435
Net reduction in provision for doubtful debts	(376)
Balance as at December 31, 2023	2,059
Net additional provision for doubtful debts	642
Balance as at September 30, 2024	2,701

16   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	September 30,	December 31,
	2024	2023
Prepayments	1,818	1,200
Deposits	62	83
Other assets	863	372
Prepaid expenses and other assets	2,743	1,655

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17    TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	September 30,	December 31,
	2024	2023
Trade payables	5,380	7,504
Accrued liabilities	13,964	13,983
Sales tax payable	—	12
Other payables	339	347
Trade payables and other liabilities	19,683	21,846

18 LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	September 30,	December 31,
	2024	2023
Balance as at beginning of the period	3,277	638
Additions	161	3,389
Modification	(7)	(279)
Accretion of interests	84	65
Payments	(512)	(595)
Effect of movement in exchange rates	(88)	59
Balance as at end of the period	2,915	3,277

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18    LEASE LIABILITIES (CONTINUED)

The maturity analysis of lease liabilities are disclosed below:

	September 30, 2024
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	722	754
After 1 year but within 2 years	668	738
After 2 years but within 5 years	1,444	1,718
After 5 years	81	104
	2,915	3,314
Less: Total future interest expenses		(399)
		2,915

The following are the amounts recognized in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Amortization expense on right of use assets	229	107	602	273
Interest expense on lease liabilities	24	7	84	27
Total amount recognized in the income statement	253	114	686	300

19 LOANS PAYABLE

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of US$7 million from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly.

	Nine Months Ended September 30,
	2024	2023
Balance as at beginning of the period	—	—
Promissory note issued	6,532	—
Interest on promissory note	387	—
Repayment of interest of promissory note	(200)	—
Repayment of promissory note	—	—
Effect of foreign currency exchange rate	(224)	—
Balance as at end of period	6,495	—

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19    LOANS PAYABLE (CONTINUED)

In the three and nine months ended September 30, 2024, interest expense of EUR 217 and EUR 387 was recognized within net interest expense and other financing charges (three and nine months ended September 30, 2023: nil).

20    RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team. Two key management employees are also shareholders in the Company.

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	—	19	—	71
Salaries and subcontractors	(648)	(1,763)	(1,965)	(3,461)
Share based compensation	3	(916)	(583)	(1,985)
Professional fees	—	(51)	—	(72)
	(645)	(2,711)	(2,548)	(5,447)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Salaries and subcontractors	(740)	(614)	(1,622)	(2,239)
Share based compensation	—	(16)	(10)	(61)
Gain (Loss) on remeasurement of deferred consideration	271	(1,094)	(329)	(387)
Interest and financing fees	(291)	(51)	(756)	(309)
	(760)	(1,775)	(2,717)	(2,996)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	RELATED PARTY TRANSACTIONS (CONTINUED)

Consolidated statements of changes in equity	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2024	2023
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(3,491)
Share capital	3,491	3,491
Shares issued as consideration to Spin Vendors
Share capital	2,139	1,104
Net movement in equity	2,139	1,104

Balances due to/from key management personnel, members of the Board and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	September 30,	December 31,
	2024	2023
Consolidated statements of financial position
Trade and other receivables	—	40
Trade payables and other liabilities	(850)	(1,945)
Deferred consideration - current	(1,549)	(1,513)
Deferred consideration - non-current	—	(1,426)
Loans payable	(6,495)	—
Net related party payable	(8,894)	(4,844)

Consolidated statements of changes in cash flow	Nine Months Ended September 30,
	2024	2023
Proceeds from loans net of interest paid	6,332	—
	6,332	—

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	September 30,	December 31,
	2024	2023
Trade receivables	17,928	18,641

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	September 30,	December 31,
	2024	2023
Trade payables	5,380	7,504
Accrued liabilities	13,964	13,983
Convertible debt	-	2,445
Lease obligations on right of use assets	2,915	3,277
Other liabilities	339	347
Loans payable	6,495	—
	29,093	27,556

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	11,569	—	—	11,569	8,796	—	—	8,796

Financial liabilities
Fair value through profit and loss:
Derivative liability	—	-	—	-	—	471	—	471
Deferred consideration	—	1,549	—	1,549	—	2,939	—	2,939
Other liabilities	—	—	269	269	—	—	269	269

Fair value through other comprehensive income:
Other liabilities	—	—	104	104	—	—	104	104

There were no transfers between the levels of the fair value hierarchy during the periods.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

During the three and nine months ended September 30, 2024, a gain (loss) on remeasurement of deferred consideration of EUR 271 and EUR (329) (three and nine months ended September 30, 2023: loss of EUR 1,095 and EUR 387, respectively), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2024:

	2024	2025	2026	2027	Thereafter	Total
Trade payables and other liabilities	19,683	—	—	—	—	19,683
Lease obligations on right of use assets	187	771	750	772	834	3,314
Loans payable	219	6,970	—	—	—	7,189
Other non-current liabilities	1	3	3	7	778	792
	20,090	7,744	753	779	1,612	30,978

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at September 30, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	15	15,972	1,673	2,984	20,629
Expected loss rate		2.56%	7.39%	72.64%	13.09%
Expected loss provision	15	409	124	2,168	2,701

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration risk

For the three and nine months ended September 30, 2024, one customer (three and nine months ended September 30, 2023: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 5,853 and EUR 17,723, respectively, for the three and nine months period ended September 30, 2024 (three and nine months ended September 30, 2023: EUR 6,328 and EUR 22,805 respectively).

As at September 30, 2024, one customer (December 31, 2023: one customer) constituted more than 10% of the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,741 (December 31, 2023: EUR 4,550).

22	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Nine Months Ended September 30,
Cash flows arising from movement in:	2024	2023
Trade and other receivables	195	(1,198)
Prepaid expenses and other assets	(1,088)	(805)
Deferred revenue	—	(182)
Trade payables and other liabilities	(2,006)	(2,035)
Changes in working capital	(2,899)	(4,220)

Significant non-cash transactions from investing and financing activities are as follows:

		Nine Months Ended September 30,
	Note	2024	2023
Investing Activity
Settlement of deferred consideration for Spin through share issuance	5,11	(2,139)	(1,104)

Financing Activity
Settlement of convertible debt through share issuance	6	(2,704)	(2,127)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

22	SUPPLEMENTARY CASHFLOW INFORMATION (CONTINUED)

During the period ended September 30, 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Nine Months Ended September 30, 2024
	Cash	Non-cash	Total
Interest and financing fees	(626)	—	(626)
Foreign exchange gain (loss)	7	—	7
Lease interest expense	(84)	—	(84)
Accretion expense on deferred consideration	—	(369)	(369)
Accretion expense on convertible debt	—	(1,298)	(1,298)
	(703)	(1,667)	(2,370)

During the period ended September 30, 2023, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Nine Months Ended September 30, 2023
	Cash	Non-cash	Total
Interest and financing fees	(158)	—	(158)
Foreign exchange gain (loss)	205	—	205
Lease interest expense	(30)	—	(30)
Accretion expense on deferred consideration	—	(309)	(309)
Accretion expense on convertible debt	—	(1,122)	(1,122)
	17	(1,431)	(1,414)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

23   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

Geography – Revenue

Revenue from continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Netherlands	7,707	7,270	22,277	25,352
Malta	5,682	4,641	16,328	13,718
Curacao	4,333	4,525	14,949	14,222
Belgium	1,530	1,040	3,839	2,524
United States	1,555	1,179	3,834	3,380
Croatia	1,386	1,329	3,516	3,245
Czech Republic	1,058	238	1,737	655
Isle of Man	1,005	215	1,571	968
Other	1,913	2,137	6,790	6,098
Revenue	26,169	22,574	74,841	70,162

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	September 30,	December 31,
	2024	2023
United States	67,368	71,132
Other	3,317	3,143
Non-current assets	70,685	74,275

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

24   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	September 30,	December 31,
	2024	2023
Income taxes payable	1,260	917
Deferred income tax liabilities	723	852

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Current period	788	364	1,241	1,290
Adjustment in respect of prior years	(1,901)	—	(1,901)	—
Current income taxes	(1,113)	364	(660)	1,290
Deferred income tax recovery	24	—	(130)	—
Deferred income tax recovery	24	—	(130)	—
Income tax expense (recovery)	(1,089)	364	(790)	1,290

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	September 30,	December 31,
	2024	2023
Deferred tax assets
Non-capital losses carried forward	—	348

Deferred tax liabilities
Goodwill and intangible assets	(723)	(852)
Convertible debt	—	(348)
Deferred income tax liabilities	(723)	(852)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

24   INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Nine Months Ended September 30,
	2024	2023
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	(12.7)	5.2
Impact of foreign currency translation	—	5.6
Non-deductible and non-taxable items	(7.1)	(43.9)
Change in tax benefits not recognized	(28.0)	(66.5)
Adjustment of prior year tax payable	36.2	(0.2)
Effective Income Tax Rate Applicable to Loss Before Income Taxes	14.9	(73.3)

25	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.